UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30011 / March 27, 2012

_____

In the Matter of   :
                                                      :
KOHLBERG CAPITAL CORPORATION   :
                                                      :
295 Madison Avenue, 6th Floor   :
New York, NY   10017   :
                                                      :
(812-13882)   :
                                                      :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

Kohlberg Capital Corporation ("Kohlberg") filed an application on March 18, 2011, and
amendments to the application on September 12, 2011, March 1, 2012, and March 6, 2012, for
an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption
from section 12(d)(3) of the Act. The order permits Kohlberg and its wholly-owned holding
companies to continue to hold a greater than 50% equity interest in two investment managers,
and special purpose subsidiaries, each of which is a direct or indirect wholly-owned portfolio
company of Kohlberg, when the investment managers and special purpose subsidiaries are
required to register as investment advisers under the Investment Advisers Act of 1940, as
amended.

On March 5, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 29975). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 12(d)(3) of the Act, requested by Kohlberg Capital Corporation (File No. 812-13882), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary